SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 13, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release                                                                                                                                                                                  12th July 2004

Trading update for Financial Year 2004

G5 now branded as in2it™ and to be unveiled at the Diabetes Educators Meeting in Indianapolis in mid-August

Provalis plc (LSE: PRO; NASDAQ:PVLS), the Medical Diagnostics and Pharmaceuticals Group, is pleased to announce that its unaudited results for the financial year ended 30th June 2004 are in line with market expectations with:-

  Unaudited Group sales of GBP12.9m;

  Pharmaceutical sales 5 per cent ahead of last year at GBP11.4m;

  Medical Diagnostics sales of Glycosal(R) improving in the second half of the year, with the business achieving annual sales of GBP1.5m; and

  Net cash of GBP1.8m at 30th June 2004, with an unused bank facility of up to GBP3.0m.

Pharmaceutical Developments

The profitable Pharmaceuticals business continues to pursue a number of development projects, particularly the acquisition of further products and the enhancement of margins on its current product range. Preparations are already underway for the launch of Erdotin(R), its new mucolytic, onto the UK and Ireland markets early in 2005.

in2it™ Chosen as the Brand Name for Provalis' G5 Diagnostic Platform

Preparations for the launch of Provalis' in2it™ A1c(previously code named G5), our new 'point of care' diabetes management system, in Autumn 2004 continue following the filing of the regulatory dossier in the USA in mid-June. Interest in the product is exceeding our expectations, with our in-house US sales force already receiving enquiries from a number of health management organisations and distributors.

in2it™ A1c is to be formally unveiled at the American Diabetes Educators Meeting in Indianapolis in mid August.

Phil Gould, Chief Executive of Provalis, commented, "We are pleased that the 2nd half of the year has seen stronger Group sales. In addition, completion of in2it™ A1c (the brand name for G5), our new diabetes management system, and its filing with the US FDA, were significant developments for the Group. The projected Autumn launch of in2it™ A1c in the US, using our own direct sales force, is the next important milestone in developing a branded point of care diagnostics business focused on chronic disease."

END

Provalis' Internet Website;http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is a diversified healthcare group with two operating businesses:-

  Medical Diagnostics - develops and sells to world markets medical diagnostic products for chronic disease management. The business' principal products are currently Glycosal(R) and Osteosal(R) in the areas of diabetes and osteoporosis respectively, with in2it™ A1c, the business' next generation diabetes management system, on schedule for launch in Autumn 2004.

  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The business' principal product is Diclomax(R), a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   August 13, 2004